ExlService Holdings, Inc. has claimed confidential treatment with regard to portions of this letter pursuant to 17 C.F.R. §200.83. This filing omits confidential information (denoted by asterisks) included in an unredacted version submitted to the Division of Corporation Finance.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 15, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

ExlService Holdings, Inc. – Amendment No. 4

Registration Statement on Form S-1 (File No. 333-121001)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2006, together with Exhibits.

Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Owen Pinkerton, dated August 24, 2006 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein (the “Prospectus”).

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The Company’s responses to the Staff’s comments are as follows:

General

1.	We have reviewed the supplemental material you provided to us in connection with your characterization of the company as a “leader” in the business process outsourcing field. In particular we note from the “Major Players in Outsourcing” article that a number of your direct competitors have substantially higher revenues than you do, many of whom have revenues in excess of $1 billion. In addition, the NASSCOM study provided to us appears to be limited to NASSCOM members that have operations in India. Finally, it is not clear what criteria were used in determining the “best managed global outsourcing vendors” in the “Black Book of Outsourcing.” In light of this, please limit your leadership claim to a smaller subset in your industry or provide us with additional information that supports your leadership claim in the BPO industry as a whole.

Response to Comment 1

The Company has revised the Prospectus to replace references to the Company as a “leading” provider of offshore business process outsourcing services with statements that the Company is a “recognized” provider of offshore business process outsourcing services. The Company’s statements in the Prospectus are limited to its position in the offshore business process outsourcing market as opposed to the global BPO industry. The Company previously supplementally provided the Staff with various surveys, articles and other materials from a variety of independent industry and other media sources covering the BPO sector that demonstrate the general industry recognition of the Company in the offshore BPO industry. As discussed with Mr. Owen Pinkerton and Ms. Charito A. Mittelman on August 31, 2006, independent studies or reports covering the BPO industry or its subsegments do not generally identify a common variable upon which leadership determinations can be made. The various variables used in the materials provided to the Staff include not only revenues, but also customer and vendor surveys, professional association surveys, customer enquiries and other factors such as the size, skills and training of the Company’s workforce, the quality of customer service, management’s track record and the Company’s technical and business certifications. The Company believes that the references to the Company in the materials provided to the Staff demonstrate that the Company is a recognized provider of offshore BPO services in the industry based on the various metrics and other considerations addressed in the materials.

In further support of its statements, and as discussed with Mr. Pinkerton and Ms. Mittelman, the Company has supplementally provided the Staff with the following additional materials:

1. Select pages from the Registration Statement on Form F-1 (the “F-1”) of WNS (Holdings) Limited, a Channel Islands company (“WNS”), that completed its initial public offering and listed its securities on the New York Stock Exchange in July

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2006. In the F-1, WNS states that it is a “leading provider of offshore business process outsourcing services.” It also states that it “competes primarily with focused business process outsourcing services companies based in offshore locations like India, such as Genpact and ExlService Holdings, Inc.”

2. Analyst Research Report, dated August 29, 2006, published by Lehman Brothers, an investment bank that is not part of the Company’s underwriting group, initiating coverage for WNS that confirms that the Company is one of the two most closely comparable companies to WNS.

By identifying the Company as the direct and one of the primary competitors of a leading provider in the offshore BPO service industry, the Company believes that this supplemental material is further evidence of the general industry recognition of the Company in this sector. The Company therefore believes that its revised statement in the Prospectus as to its industry recognition in the offshore BPO industry is appropriate.

2.	Please provide updating financial information, including MD&A, in your next amendment in accordance with Rule 3-12 of Regulation S-X.

Response to Comment 2

The Company has revised the Prospectus as requested.

Prospectus Summary

Our Business—Page 1

3.	We note your disclosure regarding the compound annual growth rate of your revenues between 2003 and 2005. Please balance your disclosure by clarifying that much of the growth for the period 2003 to 2004 resulted from your providing services for certain clients or the entire year in 2004 rather than providing services for only part of the year for 2003. In addition, we note that the growth rate between 2004 and 2005 was significantly less than the CAGR for the three-year period and the revenue increase from 2003 to 2004. Please break out these numbers to better illustrate your revenue position during these years.

Response to Comment 3

As the Company has been regularly adding clients each year, its revenue growth each year is a combination of adding new clients, ongoing growth in existing client relationships as well as the inclusion of full-year revenues from clients added in the preceding year. The Company has revised the Prospectus accordingly as requested. See page 1 of the Prospectus.

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4.	Please provide the reports referenced in the “Market Opportunity” section of your summary, marking the relevant portions that support your statements for our review. Please also clarify in your disclosure the source of the NASSCOM-McKinsey data reports. For example, we note from the supplemental material you provided on April 15, 2005 that NASSCOM data is obtained from member companies on a quarterly basis and, as such, the data may not represent a complete picture of the business process outsourcing market opportunities in general.

Response to Comment 4

The Company has supplementally provided the Staff, under a separate cover letter, with the NASSCOM-McKinsey report referenced in the “Market Opportunity” section of the Prospectus Summary and has marked the relevant portions of the NASSCOM-McKinsey report that support the Company’s statements. The Company respectfully requests that the material so provided separately to the Staff be treated as supplemental information under Rule 418 under the Securities Act and be returned by the Staff upon completion of its review. The Company has also revised the Prospectus as requested to clarify the source of the NASSCOM-McKinsey data reports. As now indicated in the Prospectus, the NASSCOM-McKinsey report did not rely on data obtained from NASSCOM members but was prepared based on studies and analyses of surveys of BPO service providers and customers conducted by McKinsey & Company. See page 2 of the Prospectus.

Competitive Strengths, page 2

5.	Please quantify the aggregate equity stake held by insiders of the company, both on a pre-and post-offering basis.

Response to Comment 5

The Company has revised the Prospectus as requested. See page 3 of the Prospectus.

Information about the company, page 4

6.	Please expand to briefly describe further details of the Inductis, Inc. acquisition, including the total purchase price paid and related earn out and contingent payment obligations, including the total maximum number of shares that may be issued as part of the earn out and contingency payment obligations in future periods. Please also disclose how the stock issued in connection with these obligations will be valued.

Response to Comment 6

The Company has revised the Prospectus as requested. See page 5 of the Prospectus.

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Summary Risk Factors, page 6

7.	Please revise the summary risk factors to better illustrate the potential risks to investors. For example,

•	In the sixth bullet point, please expand to briefly describe the nature of the termination provisions and why they could adversely affect your operations;

•	In the seventh bullet point, please identify your largest client and quantify the portion of your revenues represented; and,

•	In the eighth bullet point, please quantify the ownership interests of Oak Hill and FTVentures on both a pre- and post-offering basis, and indicate that, on a pre-offering basis, these entities have the ability to control substantially all matters brought before the Board of Directors, not merely exercise significant influence.

Response to Comment 7

The Company has revised the Prospectus as requested. See page 7 of the Prospectus.

Risk Factors

8.	We note that both Norwich Union and American Express include non-competition clauses in the agreements they have with you that hinder your ability to offer outsourcing services to competitors of Norwich Union and American Express. Please consider adding a new risk factor that addresses the scope of this prohibition and assess how it affects your ability to expand within the BFSI sector of your industry.

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Response to Comment 8

The Company respectfully requests that the following information provided in response to the Staff’s Comment 8 be treated in its entirety as nonpublic and confidential matters under the Freedom of Information Act, be maintained in confidence, not made part of any public writing and not be disclosed to any person:

The non-competition restrictions in the Norwich Union agreements only restrict the Company from offering services to a scheduled list of ten insurance companies in the United Kingdom. Several of the listed companies already have captive outsourcing centers or existing outsourcing service providers and would not likely be clients of the Company. In addition, Norwich Union may waive these restrictions and its consent to a waiver request cannot be unreasonably withheld or delayed. [****]

[*****]

Because the non-competition clauses in the Norwich Union and American Express contracts are limited in duration and scope, the Company does not believe that these restrictions hinder generally its ability to provide additional outsourcing services or otherwise expand its business. Therefore, the Company believes that an additional risk factor addressing the scope of the non-competition clauses in the Norwich Union and American Express contracts is unnecessary. The Company has, however, revised the Prospectus to better describe the limited scope of these restrictions. See page 12 of the Prospectus.

Our research and analytics services and our advisory services . . . page 13

9.	Please clarify what you mean when you refer to some of your advisory services as “discrete projects,” and describe further how that classification poses a risk to your business.

Response to Comment 9

The Company has revised the Prospectus as requested. See page 14 of the Prospectus.

Our industry may not develop in ways that we currently.... page 16

10.	In order to add depth to your risk factor, please provide additional information regarding your market presence in the UK, including the portion of your revenues derived from contracts originating in the UK. In addition, please clarify whether the legislation referred to includes a “grandfather clause” for existing agreements or, if not, why you believe that this legislation will not affect existing agreements you have with your customers.

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Response to Comment 10

The Company has revised the Prospectus as requested. See page 17 of the Prospectus.

Unaudited Pro Forma Consolidated Financial Information, page 32

11.	Please revise your opening paragraph to include a more detailed description of the transaction and the entities involved in accordance with Item 11-02(b)(2) of Regulation S-X.

Response to Comment 11

The Company has revised the Prospectus as requested. See page 34 of the Prospectus.

12.	We note you have included a summarized pro forma balance sheet. Please revise your pro forma balance sheet disclosure to include all major captions that are in excess of ten percent of total assets. Please refer to Item 11-02(b)(3) of Regulation S-X.

Response to Comment 12

The Company has revised the Prospectus as requested. See page 37 of the Prospectus.

13.	Related to your calculation of the purchase price, please tell us how you considered the issuance of restricted shares in your determination of the purchase price. In addition, please explain the basis for your allocation of the purchase price explaining your considerations determining the value of each intangible asset. Finally, please revise to disclose the useful lives for all acquired intangible assets that are subject to amortization.

Response to Comment 13

The grant of the restricted shares of Series B common stock to holders of Inductis securities was not part of the purchase price for the business but was made as part of retention incentives to retain Inductis management and therefore the expense associated with the restricted stock is being recognized as ongoing compensation expense. The Company has otherwise revised the Prospectus as requested. See page 38 of the Prospectus.

14.	We note that $0.4 million of the purchase price will be paid in January 2007. Please explain why your pro forma balance sheet does not reflect a liability for that payment. In addition, please revise your disclosures to clearly explain the terms and impact of all contingent consideration.

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Response to Comment 14

The Company has revised the Prospectus as requested. See pages 38 and 39 of the Prospectus.

15.	We note that from your disclosure that the fair value of shares issued in the transactions was $17.40 per share. Please reconcile this with the disclosure on F-63 that the shares were valued at $23.75.

Response to Comment 15

The Company confirms that the fair value of the shares issued in the Inductis acquisition was $17.40 per share. This fair value was determined based on an independent third party valuation of the shares of the Company, on a standalone basis, done on June 15, 2006, shortly before the closing of the acquisition.

However, as discussed with Jamie Webster on August 31, 2006, in the initial stages of negotiation for the acquisition of Inductis, the Company established a maximum dollar value of the consideration that it was willing to pay to the Inductis shareholders for the Inductis shares. The parties later agreed that a portion of the total consideration to be paid by the Company would be in the form of shares of the Company and, as part of the negotiations and consistent with the exercise price of all options granted since the fall of 2004, agreed to use an agreed-upon value of $23.75 per share as a denominator in order to determine the total number of shares to be issued to the Inductis shareholders at closing as well as through future earnouts based on performance. Such total number of shares was fixed at the closing of the acquisition and is not subject to change.

Following the accounting rules for purchase accounting, the Company has therefore used the value of $17.40 per share for purposes of purchase accounting and has revised the Prospectus as requested. See pages F-64 and F-65 of the Prospectus.

16.	Related to note (c), please advise why you have not recorded an adjustment for income taxes in the three months ended March 31, 2006.

Response to Comment 16

The Company did record an adjustment and has revised the Prospectus as requested. See page 36 of the Prospectus.

17.	Related to note (f), please advise us how you calculated the adjustment to eliminate $2.7 million in deferred tax assets in the business combination. We note from page F-81 that Inductis only had net deferred tax assets of $0.8 million at March 31, 2006.

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Response to Comment 17

The Company has revised the Prospectus as requested to correct the amount of deferred tax assets. The deferred tax liabilities, which are netted against the deferred tax asset, were also adjusted. See pages 37 and 39 of the Prospectus.

Management Discussion & Analysis, page 37

Expenses, page 39

Depreciation and Amortization, page 40

18.	Please revise to include the amortization of intangible assets in this discussion. Based upon your pro forma information, it appears that amortization expense will increase significantly as a result of the Inductis Acquisition.

Response to Comment 18

The Company has revised the Prospectus as requested. See page 44 of the Prospectus.

Acquisition History, page 42

19.	In your discussion of the Inductis, Inc. acquisition please disclose here the total purchase price for the acquisition.

Response to Comment 19

The Company has revised the Prospectus as requested. See pages 45 and 46 of the Prospectus.

20.	Disclose the debt incurred in the acquisition as mentioned page 52.

Response to Comment 20

The Company has revised the Prospectus as requested. See page 46 of the Prospectus.

Results of Operations, page 46

21.	We note the net gain of $1.4 million from an ineffective cash flow hedge for fiscal year 2005. Please tell us which income statement caption includes the gain and revise your discussion of the results of operations to include all material changes within the income statement captions.

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Response to Comment 21

The gain is included under the Other Income/(Expenses) caption. The Company has revised the Prospectus as requested. See page 51 of the Prospectus.

Contractual Obligations, page 53

22.	Please revise to include your obligations under the employment agreements disclosed on pages 86 through 88.

Response to Comment 22

The Company has revised the Prospectus as requested. See page 56 of the Prospectus.

Business, page 57

23.	On the top of page 58, please briefly discuss the significance of certification by Customer Operations Performance Center, Inc. and the receipt of an OHSAS 18001 certification for certain of your facilities.

Response to Comment 23

The Company has revised the Prospectus as requested. See page 61 of the Prospectus.

Exl’s Competitive Strengths, page 59

24.	We note your statement that a substantial majority of your revenues are derived from the BFSI sector of your business. Please revise to quantify the amount derived from the BFSI sector in the most recent period.

Response to Comment 24

The Company has revised the Prospectus as requested. See pages 2 and 62 of the Prospectus.

Intellectual Property, page 71

25.	Please advise us as to why you have not disclosed the lawsuit brought against Jaipur Golden Transport Company Private Limited in the Legal Proceedings section pursuant to Item 103 of Regulation S-K.

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Response to Comment 25

The Company has not included the lawsuit brought against Jaipur Golden Transport Company Private Limited in the Legal Proceedings section because the lawsuit is immaterial to the Company. Because the lawsuit is immaterial to the Company, the Company has also removed the disclosure of the lawsuit from the Intellectual Property section on page 74 of the Prospectus.

The Inductis Acquisition, page 77

26.	Please expand to explain the terms of the “working capital adjustment” as defined in the Inductis agreement and to disclose the maximum amount that may be paid in additional consideration as a result of the working capital adjustment.

Response to Comment 26

The Company has revised the Prospectus as requested. See pages 81 and 82 of the Prospectus.

Executive Compensation, page 85

27.	We refer to the disclosure in footnote 1 to the table. The amounts disclosed in the table under the “Other Annual” column for the respective periods exceed the expenses described in footnote 1. Please revise the footnote so that the source of the total amount of expenses for each period is clear and so that the totals are consistent.

Response to Comment 27

The Company has revised the Prospectus to disclose each individual perquisite amount that is required to be disclosed pursuant to Instruction 1 to Item 402(b)(2)(iii)(C) of Regulation S-K. See page 90 of the Prospectus.

Employment Agreements, page 86

28.	Please briefly describe the “specific circumstances” under which Mr. Talwar and/or Mr. Kapoor will be restricted from serving as a member of your board.

Response to Comment 28

The Company is in the process of finalizing the new employment agreements of Mr. Talwar and Mr. Kapoor. Upon finalizing the new employment agreements, the Company will file these agreements and disclose the pertinent provisions of each employment agreement, including the specific circumstances under which either Mr. Talwar and/or Mr. Kapoor will be restricted from serving as a member of the Company’s board.

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Options/SAR Grants in Last Fiscal Year, page 86

29.	Please revise to disclose the fair value of your common stock at the date options were granted to Ms. Murray and Mr. Shashank.

Response to Comment 29

The Company has revised the Prospectus as requested. See page 91 of the Prospectus.

Principal Stockholders, page 98

30.	Please tell us why you have included in the table shares that are not exercisable within 60 days (footnote 9, 14, 15 and 16) and therefore are not currently beneficially owned as that term is defined under Rule 13d-3 of the Exchange Act by the respective parties in the table.

Response to Comment 30

The Company has revised the table to include only the shares that are beneficially owned under Rule 13d-3 of the Securities Exchange Act. See pages 103 and 104 of the Prospectus.

Financial Statements

Consolidated Statement of Operations, page F-4

31.	We note the inclusion of revenues from related parties on the face of the Statement of Operations. Please disclose in the footnotes a description of the transactions and the related party.

Response to Comment 31

The Company has revised the Prospectus as requested. See pages F-25 and F-42 of the Prospectus.

Consolidated Statement of Cash Flows, page F-7

32.	We note the inclusion of changes in restricted cash as a component of net cash provided by (used in) operating activities. Please tell us your basis for including the changes in restricted cash as a component of operating activities rather than a component of investing activities.

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Response to Comment 32

The restricted cash is in the nature of certificates of deposit pledged with the revenue authorities to temporarily discharge the Company of any export obligations required to import fixed assets free of any import taxes. These deposits are made as part of normal operating requirements of the revenue authorities in India and not with an objective to derive income for the Company. Therefore, the Company has included restricted cash as a component of net cash provided by (used in) operating activities.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Segment Information, page F-10

33.	Please revise your SFAS 131 disclosure regarding segments to include applicable disclosures under paragraphs 25 through 28 of SFAS 131.

Response to Comment 33

The Company has revised the Prospectus as requested. See pages F-10 and F-32 of the Prospectus.

Note 6 - Redeemable Preferred Stock, page F-16

34.	Please revise your disclosure to clarify what amendments were made to preferred stock agreement in addition to disclosing the current terms of the agreement. Also, please provide us with your basis for reclassifying the preferred stock on the balance sheet as of December 31, 2004.

Response to Comment 34

The Company has revised the Prospectus as requested. See pages F-3, F-16 and F-36 of the Prospectus. Reclassification of the preferred stock to equity in 2004 had been done to enable comparability to the 2005 presentation. However, in response to the Staff’s comment, the Company has reclassified the preferred stock as debt for the 2004 fiscal year as required by SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.”

Note 11 - Stock Based Compensation, page F-23

35.	It is unclear to us why the fair value of your stock decreased after March 15, 2005 in light of your improving operating results, cash flows, and financial position. Please revise your disclosure to highlight the milestones and other events that resulted in decline in your stock price. In addition, please consider discussion in MD&A

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that highlights the significant factors, assumptions, and methodologies used in determining fair value and the reason management chose not to obtain an independent valuation of its stock in determining fair value.

Response to Comment 35

The Company has revised the Prospectus as requested. See pages 47 and F-23 of the Prospectus.

Note 11 - Income Taxes, page F-38

36.	Please revise your disclosure to clarify the nature of the deferred tax asset recognized.

Response to Comment 36

The Company has revised the Prospectus as requested. See pages F-21 and F-38 of the Prospectus.

Inductis. Inc. Financial Statements

Note 9 - Other Assets, page F-54

37.	Please revise to clearly disclose the terms of the loans made to iTouchpoint. In doing so, please explain the business purposes for these and tell us why Inductis loaned additional funds in 2006 after the amounts loaned in 2005 were determined to be impaired. Were these loans made to satisfy a funding commitment? If so, please tell us if the Company has assumed this commitment in conjunction with acquisition.

Response to Comment 37

The Company has revised the Prospectus as requested. See pages F-56 and F-79 of the Prospectus. The Company did not assume this commitment in conjunction with the Inductis Acquisition.

Note 13 - Common Stock, page F-57

38.	Please explain how you have classified the interest charged by the former holding company in the financial statements.

Response to Comment 38

The former holding company was a limited liability company, and Inductis Inc. paid interest at a rate of 10% on the members’ capital balances. Interest expense imputed on members’ capital for the years ended December 31, 2005 and 2004

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was included in other expenses, net of $255,324 and $201,791, respectively. Details of “other expenses, net” were provided in the Prospectus on page F-60. The Company has revised the Prospectus as requested. See page F-60 of the Prospectus.

Note 16 - Income Taxes, page F-58

39.	Please revise your disclosure to clarify what is meant by “non-effective US source corporate income.” In addition, please tell us why the change in accounting from cash to accrual basis is being recorded over a four-year period rather than at the time of conversion.

Response to Comment 39

The consolidated pre-tax income for Inductis included the income of a foreign Indian subsidiary which was being removed/ adjusted in computing its U.S. tax expense for the years ended December 31, 2005 and 2004, respectively.

As referenced in footnote 16 on page F-61 of the Prospectus, Inductis Inc. is making this election pursuant to Section 481 of the Internal Revenue Code. The end of the year adjustment for change in accounting methods has been recognized in the current year tax provision(s). Inductis Inc. has booked a deferred tax liability for the change in accounting methods, which will be adjusted each year as the temporary difference reverses. The Company has revised the Prospectus as requested. See pages F-61 and F-83 of the Prospectus.

Exhibits

40.	Please file your legal opinion and underwriting agreement or provide us with drafts of these documents with your next amendment so that we have an opportunity to review them.

Response to Comment 40

The Company will supplementally provide the Staff, under a separate cover letter, with the legal opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP and the underwriting agreement as requested.

* * * *

In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) will be administering the Company’s directed share program instead of Citigroup Global Markets Inc., as previously described in the Company’s response, filed on January 31, 2005, to the Staff’s Comment 65 to the Registration Statement filed on December 3, 2004. The Company has supplementally provided the Staff under a separate cover letter with the materials for the directed share program to be administered by Merrill Lynch.

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At the request of the Company the underwriters will reserve shares of the Company’s common stock (the “Stock”) for sale to certain employees, directors, officers and certain friends and family members of these persons, and certain clients and prospective clients of the Company (“Invitees”) through a Reserved Share Program (the “Program”) to be conducted by Merrill Lynch. The class of persons for whom shares of Stock will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee. Offers and sales of the Stock to Invitees through the Program will be on the same terms as those offered and sold to the general public. Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

Print and Mail Method - Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the “CEO Letter”), an Indication of Interest Form (“IOI”), and a booklet entitled “How to Respond to the Reserved Share Program” (the “Booklet”). The package of materials will also include a copy of the preliminary prospectus and a phone number which the Invitee may call if he or she has any questions concerning the Program.

In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. The CEO Letter also contains the legend set forth in Rule 134 under the Securities Act of 1933, as amended (the “Securities Act”).

The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and requests certain personal information necessary for the administration of the Program.

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In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under Conduct Rule 2790, the Invitee’s personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares of Stock which will be made available to the Invitees. This allocation is made in the sole discretion of the Company.

Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 50 shares and in blocks of 10 shares and subject to the maximum set by the Company). The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee by the end of the first business day after pricing, the Invitee will lose the opportunity to participate in the Program. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. Invitees are not subject to a lock-up as a condition of their participation in the Program.

Print Suppression (E-mail) Method - Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in page. The log-in page would contain, among other things, the legend set forth in Rule 134 under the Securities Act of 1933. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

ExlService Holdings, Inc.	Confidential Treatment Requested
Page 18	by ExlService Holdings, Inc.

The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the “prospectus” button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. The CEO Letter also contains the legend set forth in Rule 134 under the Securities Act and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method. Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

A copy of the latest draft of the Program materials is provided supplementally for review by the staff, along with draft screen shots of the Log In Page and the Deal Sketch page. Please note that the information used on the draft Deal Sketch page is for illustration only and is subject to change.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3076 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Valérie M. Demont
Valérie M. Demont

cc:	Amit Shashank, ExlService Holdings, Inc.
Rohit Kapoor, ExlService Holdings, Inc.
John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Janet L. Fisher, Cleary Gottlieb Steen & Hamilton LLP
Marc Silverman, Ernst & Young, LLP